Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 18, 2012

Ipath Exchange Traded Notes Commodities Currencies Equities Fixed Income commodities iPath® Commodity ETNs BARCLYS

Figure 1: iPath® Commodity ETNs—A Modular Suite of Broad, Sector, and Single Commodities Broad BCM SBV DJP GSP Sector DIRT JJA AGRICULTURE HEVY JJM INDUSTRIAL METALS ONG JJE ENERGY BLNG JJP PRECIOUS METALS LSTK COW LIVESTOCK Single WEET JJG GRAINS FOIL JJU ALUMINUM DCNG SEASONAL NATURAL GAS PGM PLATINUM CHOC NIB COCOA NINI JJN NICKEL GAZ* NATURAL GAS CTNN BAL COTTON JJT TIN OLEM OIL OIL GRWN JJS SOFTS CUPM JJC COPPER LEDD LD LEAD SGAR SGG SUGAR White ticker symbols: iPath ETNs linked to Barclays Pure Beta™ indices, offering the potential to mitigate the effects of roll yield. Blue ticker symbols: iPath ETNs linked to indices offering exposure to front month futures. See Figure 3 for further information. Due to likely continued fluctuations in the difference between trading price and indicative value, Barclays Bank PLC believes that this series of ETNs will not track the price of the underlying natural gas futures index in a consistent manner and therefore are currently not suitable for most investors.

iPath® Commodity ETNs iPath® Commodity Exchange Traded Notes (ETNs) are designed to provide access to broad, sector, and single commodities exposures through futures indices. Investors may use iPath Commodity ETNs to diversify, potentially protect against inflation, and implement tactical strategies. Potential Benefits of iPath Commodity ETNs: Access to broad, sector, and single commodities exposures through futures indices. Listed on the NYSE Arca stock exchange. More operationally efficient than directly holding futures contracts. Range of commodities indices to meet investment needs (Figure 3). Potential to mitigate roll yield and the effects of futures contract price distortions (iPath Pure Beta Commodity ETNs only). iPath Commodity ETNs May Not Be Suitable for Investors Who: Are not willing to be exposed to fluctuations in commodity prices in general and the prices of the components of the underlying index in particular. Are not prepared to assume the relevant costs and fees of the iPath ETNs. Are seeking a guaranteed minimum return or current income investment. Why Invest in Commodities? Diversification Historically low correlation between commodities and financial assets means that commodities may enhance risk-adjusted returns in neutral or negative years for stocks and bonds.* While historically volatile in terms of their returns, commodities may offer the potential to lower the overall volatility of a portfolio of other financial assets. Inflation Protection Though some stocks and bonds tend to perform poorly during times of inflation, commodities tend to perform better because commodity prices reflect a trend in rising prices in essential goods. As a result of commodities historically moving in the same direction as inflation,† investors may use commodities as part of an inflation hedging strategy. Tactical Strategies Investors may have a view on the direction of certain commodities sectors or single commodities. Each specific commodity has unique characteristics and risks that investors must consider before making a decision to invest. Trading or investing in commodities and commodities futures is speculative and can be extremely volatile. * Diversification may not necessarily protect against market risk. † Based on inflation and the performance of stocks, bonds, and commodities from 1990–2010, stocks and bonds historically have tended to move in the opposite direction from inflation while commodities have tended to move in the same direction. There is no guarantee, however, that these trends will continue to appear in the future. (Sources: Barclays, Standard & Poor’s, BlackRock, Bloomberg, as of 12/31/10.) Past performance is not indicative of future results.

Roll Yield: An Important Factor to Consider with Futures-Based Commodity Investments To avoid the physical settlement of commodities, many commodities investment instruments, including iPath Commodity ETNs, are based on futures or indices linked to futures, and the returns can be broken down into: Futures-based commodity investment return = Price movement of the futures contract +/– Roll yield + Hypothetical collateral component1 In the futures markets, “rolling” refers to selling a near expiration contract and buying a longer-term contract. Since futures contracts have limited time to expiration, replacing exposure to a near-term contract with comparable exposure to a longer-term contract can result in a negative roll yield (“roll cost”) or a positive roll yield (“roll profit”) depending upon the relative prices of nearer contracts vs. longer-dated contracts (Figure 2). A gain or loss attributable to roll yield may arise even if the spot price of the related commodity has remained unchanged. Figure 2: Roll Yield and the Shape of the Futures Curve—Understanding Contango and Backwardation Contango Backwardation Price Price Time to expiry Time to expiry An expiring contract is sold and a higher priced An expiring contract is sold and a lower priced longer-term contract is purchased. longer-term contract is purchased. May negatively impact a long position in a May positively impact a long position in a futures contract. futures contract. Each scenario above assumes that the price and shape of the futures curve remains constant and a long position in a futures contract is rolled. Total return indices typically include returns from a notional US Treasury bill component intended to measure the collateralized returns accrued from cash collateral committed to holding and rolling futures contracts.

iPath Commodity ETNs: A Range of Exposures

iPath Commodity ETNs are linked to a range of commodity futures indices, from traditional indices offering exposure to front month futures, such as the Dow Jones–UBS Commodity Index℠, to indices offering the potential to mitigate the effects of roll yield, such as the Barclays Pure Beta™ Index series (Figure 3).

Figure 3: iPath Commodity ETNs—Available Indices

		Commodities Exposure			
Commodities Indices	**# of iPath ETNs**	**Broad**	**Sector**	**Single**	**Features and Applications**
Barclays Pure Beta™ Index Series	18	✓	✓	✓	• Exposure to futures with different expirations offering the potential to mitigate the effect of roll yield and futures contract price distortions • May be used to implement medium to long term views
Barclays Natural Gas Seasonal TR Index	1			✓	• Exposure to a single futures contract that expires in December and rolls annually in October, offering the potential to mitigate the effect of roll yield and natural gas futures contract price distortions • May be used to implement medium to long term views
Dow Jones–UBS Commodity Index Total Return™ Series	19	✓	✓	✓	• Exposure to front month commodities futures contracts • Weights are based on both production and liquidity, and capped to obtain a diversified exposure • May be used to implement short term views
S&P GSCI® Total Return Index Series	2	✓		✓	• Exposure to front month commodities futures contracts • Weights are based on quantity of production • May be used to implement short term views

Key Considerations When Evaluating Commodities Indices

Similarities

- Exposure to futures contracts traded on exchanges
- Historically low correlation with traditional asset classes
- High correlation between commodities indices offering similar exposure (for example, single commodities indices are highly correlated across providers)

Differences

- Market coverage and representation
- Number and type of futures represented
- Relative weight within groups
- Maturity of futures and rebalancing frequency

1-877-764-7284 www.iPathETN.com

Selected Risk Considerations

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or "call" a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

Barclays Pure Beta Series 2 Methodology: The Barclays Pure Beta Series 2 Methodology seeks to mitigate distortions in the commodities markets associated with investment flows and supply and demand distortions. However, there is no guarantee that the Pure Beta Series 2 Methodology will succeed in these objectives and an investment in the ETNs linked to indices using this methodology may underperform compared to an investment in a traditional commodity index linked to the same commodities.

The Barclays Natural Gas Seasonal TR Index Contains a Futures Contract that Rolls on an Annual Basis: This index maintains its position in Natural Gas futures by rolling into a new Natural Gas contract with a December expiration on an annual basis. Accordingly, ETNs linked to this index are less exposed to short-term factors and if there are short-term gains in the price of Natural Gas or Natural Gas futures, the index and the value of such ETNs may not benefit from such developments.

Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.

Concentration Risk: Because certain ETNs are linked to an index composed of futures contracts on a single commodity or in only one commodity sector, such ETNs are less diversified than other funds. The ETNs can therefore experience greater volatility than other funds or investments.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You will not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The Dow Jones-UBS Commodity Indexes℠ are a joint product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME Indexes"), and UBS Securities LLC ("UBS Securities"), and have been licensed for use. "Dow Jones®", "DJ", "Dow Jones Indexes", "UBS", "Dow Jones-UBS Commodity Index℠", "DJ-UBSCI℠", "Dow Jones-UBS Commodity Index Total Return℠", "Dow Jones-UBS Agriculture Subindex Total Return℠", "Dow Jones-UBS Aluminum Subindex Total Return℠", "Dow Jones-UBS Cocoa Subindex Total Return℠", "Dow Jones-UBS Coffee Subindex Total Return℠", "Dow Jones-UBS Copper Subindex Total Return℠", "Dow Jones-UBS Cotton Subindex Total Return℠", "Dow Jones-UBS Energy Subindex Total Return℠", "Dow Jones-UBS Grains Subindex Total Return℠", "Dow Jones-UBS Industrial Metals Subindex Total Return℠", "Dow Jones-UBS Lead Subindex Total Return℠", "Dow Jones-UBS Livestock Subindex Total Return℠", "Dow Jones-UBS Natural Gas Subindex Total Return℠", "Dow Jones-UBS Nickel Subindex Total Return℠", "Dow Jones-UBS Platinum Subindex Total Return℠", "Dow Jones-UBS Precious Metals Subindex Total Return℠", "Dow Jones-UBS Softs Subindex Total Return℠", "Dow Jones-UBS Sugar Subindex Total Return℠" and "Dow Jones-UBS Tin Subindex Total Return℠" are servicemarks of Dow Jones Trademark Holdings, LLC ("Dow Jones"), and UBS AG ("UBS AG") and, as the case may be, have been licensed to CME Indexes and have been sub-licensed for use for certain purposes by Barclays Bank PLC. The ETNs based on the indices are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, CME Indexes or any of their respective subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, CME Indexes, or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the ETNs based on the indices or any member of the public regarding the advisability of investing in securities or commodities generally or in the ETNs based on any of the indices particularly.

"S&P GSCI®", "S&P GSCI® Index", "S&P GSCI® Total Return Index", "S&P GSCI® Commodity Index" and "S&P GSCI® Crude Oil Total Return Index" are trademarks of Standard & Poor's Financial Services LLC ("S&P") and have been licensed for use by Barclays Bank PLC. The ETNs are not sponsored, endorsed, sold or promoted by S&P. S&P does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P GSCI® to track general stock market performance.

Each of the Barclays commodities indices referenced herein is a trademark of Barclays Bank PLC.

©2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 3961-02_R4_v02TP_5/12

Not FDIC Insured • No Bank Guarantee • May Lose Value

iP-0493-0212

BARCLAYS